28th February 2017

Company Announcements Office
Australian Securities Exchange

Dear Sir/Madam,

Appendix 4D

Mission New Energy Limited’ Appendix 4D for the half year ended 31 December 2016 is attached.

For and on behalf of
MISSION NEW ENERGY LIMITED

Guy Burnett
Company Secretary

Half – Year Financial Report of
Mission New Energy Limited for the period
Ended 31 December 2016

ABN 63 117 065 719

This Half Year Financial Report is provided to the Australian Securities Exchange (ASX) under Listing Rule 4.2A.3

Current Reporting Period:	31 December 2016
Previous Corresponding Period:	31 December 2015

Source Reference:
ASX Append 4D.1, ASX listing Rules 4.2A.3

Mission New Energy Limited
ABN: 63 117 065 719
Results for Announcement To The Market
For the Half Year Ended 31 December 2016

Revenue and Net Profit/ (Loss)
			Percentage	Amount
Change (%)				$’000
ASX Append 4D 2.1	Revenue from ordinary activities	down	69	5,697
ASX Append 4D 2.2	Profit/ (loss) from ordinary activities after tax attributable to members	down	256	(4,938,767)
ASX Append $D 2.3	Net profit/ (loss) attributable to members	down	256	(4,938,767)

Dividends (Distributions)

ASX Append 4D 2.4	Final dividend	Nil	Nil
ASX Append 4D 2.4	Interim dividend	Nil	Nil
ASX Append 4D 2.5	Record date for determining entitlements to the dividend:	N/A	N/A

Brief explanation of Revenue, Net Profit/ (Loss) and Dividends (Distributions)
ASX Append 4D 2.6	Revenue for the current period is from interest earned on cash reserves, with the net loss of the group primarily as a result of the costs of ongoing operations and impairment of assets.

Mission New Energy Limited
ABN 63 117 065 719
___________________________________________________________________

Additional Disclosures
Required for Appendix 4D

Source Reference
	1.	Net Tangible Assets per Security
			31.12.2016 $ per share	31.12.2015 $ per share
ASX Append 4D.3		Net tangible assets per security	0.01	0.14

	2.	Details Relating to Dividends (Distributions)

ASX Append 4D.5		The company did not declare a dividend during the financial period and has not declared a dividend since the end of the financial period.
Source Reference
	3.	Information on Audit or Review
ASX Append 4D.9		This half year report is based on accounts to which one of the following applies.
		The accounts have been audited	X The accounts have been subject to review
		The accounts are in the process of being audited or subject to review	The accounts have not yet been audited or reviewed

ASX Append 4D.9		Description of likely dispute or qualification if the accounts have not yet been audited or subjected to review or are in the process of being audited or subjected to review.
Not applicable

ASX Append 4D.9		Description of dispute or qualification if the accounts have been audited or subjected to review.
Not applicable